FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November, 2007
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2780, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item	Page

Item 1. Press Release Announcing Increase in Proposal to Take the Company Private	3

Signatures	4

Item 1.	Press Release Announcing Increase in Proposal to Take the Company Private
For immediate release
CLAXSON INTERACTIVE GROUP INC. INCREASES PROPOSAL
TO TAKE THE COMPANY PRIVATE
Company increases the proposal to acquire all outstanding Shares not owned by a group of controlling shareholder for $12.35 per share.
Miami — Buenos Aires, November 14, 2007. Claxson (Pink Sheets:XSONF — News) announced today that it has, with the support of a group of the Company’s controlling shareholders, the Cisneros Group, Hicks Muse, Roberto Vivo and Luis H. Moreno (collectively, the “Group”) submitted to the special committee of independent directors an amendment to the going private proposal made on March 19, 2007 to increase the price per share offered to acquire for cash up to all of the outstanding Class A Common Shares of the Company held by the shareholders other than the Group to $12.35 per share.
The offer is subject to approvals and definitive documentation and this proposed transaction, or any similar transaction, may not take place on these or any other terms.

About Claxson
     Claxson (XSONF.PK) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2005.
# # #
Contacts:
Investors & Press
Ezequiel Paz
Chief Financial Officer
Claxson
305-894-3574

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)
Date: November 19, 2007	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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